Prudential Investment Portfolios, Inc. 14
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

April 9, 2015

VIA EDGAR SUBMISSION

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios, Inc. 14: Form N-1A

Post-Effective Amendment No. 53 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 56 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 002-82976

Investment Company Act No. 811-03712

Dear Mr. Williamson:

We filed through EDGAR on February 18, 2015 on behalf of the Prudential Investment Portfolios, Inc. 14 (the “Registrant”) Post-Effective Amendment No. 53 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 56 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Floating Rate Income Fund, a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on April 3, 2015, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

PROSPECTUS

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement. Also, please provide draft revised disclosure to accompany the response letter, prior to filing an amendment under Rule 485(b), and permit the Staff sufficient time to review the draft disclosure prior to filing an amendment under Rule 485(b).

Response: The Registrant has responded herein to the comments in a writing that is filed on EDGAR, and has included the appropriate responses in such writing. The disclosure in the Registrant’s registration statement has been revised to reflect revisions made in response to comments as applicable, and draft revised disclosure has been provided for advance Staff review, as requested.

2.	Comment: Please revise the Shareholder Fees table appearing in the Fund Summary to conform to Item 3, Instruction 2(a)(ii) of Form N-1A.

Response: The Registrant respectfully notes that the Fund does not charge both a front-end sales charge and a deferred sales charge with respect to Class A shares or Class C shares. Therefore, while it may technically be consistent with Instruction 2(a)(ii) to include an additional line in the Shareholder Fees table that would read “Maximum Sales Charge (Load)” and would show the maximum cumulative percentage of sales loads, there are not cumulative sales loads charged to any of the Fund’s share classes and as such the Registrant respectfully declines to add this disclosure.

3.	Comment: Please provide draft disclosure of the Annual Fund Operating Expenses table appearing in the Fund Summary with all figures and amounts filled in. The existing table includes an expense cap / waiver which, by its terms, expires in June 2015. Please advise whether or not this expense cap / waiver will be extended, and if so, confirm that it will be extended for at least 12 months from the effectiveness of the post-effective amendment.

Response: The Registrant confirms that the Fund’s expense cap / waiver will be extended for at least 12 months from the effectiveness of the post-effective amendment, as is reflected in the Annual Fund Operating Expenses table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class Q	Class Z
Management fees	0.70%	0.70%	0.70%	0.70%
Distribution and Service (12b-1) fees	0.25	1.00	None	None
+ Other expenses	0.61	0.61	0.48	0.61
= Total annual Fund operating expenses	1.56	2.31	1.18	1.31
– Fee waiver or expense reimbursement	(0.51)	(0.51)	(0.38)	(0.51)
= Total annual Fund operating expenses after fee waiver and/or expense reimbursement(1)	1.05	1.80	0.80	0.80

(1)The manager has contractually agreed through June 30, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, extraordinary and certain other expenses, including taxes, interest and brokerage commissions) of each class of shares to 0.80% of the Fund's average daily net assets. This waiver may not be terminated prior to June 30, 2016 without the prior approval of the Fund’s Board of Directors.

4.	Comment:With respect to the Fund’s principal investment strategy of investing at least 80% of its investable assets in floating rate loans and other floating rate debt securities, we are generally aware of observations made by prudential regulators to financial institutions expressing concerns that underwriting standards have declined in the leveraged loan market and setting expectations that underwriting standards should be raised. To the extent material to the Fund as a whole, please add risk disclosure regarding potential declines in underwriting standards, as it relates to existing loans and discuss how increased underwriting standards might impact future purchases by the Fund.

Response: The Registrant acknowledges your comment and respectfully notes that these issues relating to underwriting standards are not material to the Fund as a whole, and therefore declines to add additional disclosure.

5.	Comment: In the Principal Risks section, please expand on the existing risk disclosure pertaining to Liquidity Risk, to highlight any material differences between bonds and loans in terms of market liquidity, settlement practices and regulations.

Response: In response to your comment, the Registrant has added the following risk disclosure to the Principal Risks section: “Loan Liquidity Risk. The Fund’s investments in loans may subject it to additional liquidity risks. Loans generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading, valuing a loan can be more difficult and buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan can result in a loss. Certain of the Fund’s assets may be invested in assets that are considerably less liquid than debt instruments traded on national exchanges. Market quotations for such assets may be volatile and/or subject to large spreads between bid and ask prices.”

6.	Comment: In the How the Fund Invests section, the disclosure states that the Fund’s investment objectives are not fundamental, and therefore may be changed by the Board without shareholder approval. Please include disclosure identifying whether and how much advance notice would be provided to shareholders in the event that the Board were to approve a change in the Fund’s investment objectives. The Staff recommends that a minimum advance notice period of 60 days be provided.

Response: The Registrant submits that current applicable rules and regulations do not require that the Fund provide 60 days’ notice for revising a non-fundamental policy. Based on the facts and circumstances relating to a hypothetical revision to the policy, the Manager and the Fund’s Board would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.

Comment: In the How the Fund Invests section, the disclosure does not indicate whether or not advance notice of a change in the Fund’s existing policy of investing at least 80% of its assets in floating rate loans and other floating rate debt securities would be provided. Please revise the disclosure to indicate the advance notice that would be provided to shareholders. The Staff recommends that a minimum advance notice period of 60 days be provided.

Response: The Registrant has revised the disclosure as follows in response to your comment: “The Fund’s 80% investment policy may be changed by the Board upon 60 day’s prior notice to shareholders.”

7.	Comment: The How the Fund Invests section concludes with disclosure stating that the Fund may invest in derivative instruments of various types. The placement of this disclosure paragraph implies that derivatives are a principal investment strategy for the Fund. However, there is no derivatives discussion or disclosure included in the Item 4 text appearing earlier in the Prospectus. In addition, on page 13 of the Prospectus, derivatives are specifically identified as a non-principal investment strategy of the Fund. Please revise the disclosure appearing in the How the Fund Invests section, as appropriate.

Response: The Registrant respectfully notes that there is no discussion of derivatives in the Fund’s Item 4 disclosure because derivatives are a non-principal investment strategy of the Fund.

8.	Comment: Consistent with the general instructions to Form N-1A, please remove all SAI cross-references that appear in the Prospectus.

Response: The disclosure has been revised as requested.

9.	Comment: In the How the Fund is Managed section, the disclosure pertaining to the manager-of-managers exemptive order indicates that “shareholder approval is pending as of the date of this Prospectus.” Please clarify specifically what shareholders are being asked to approve.

Response: Because this Fund’s sole shareholder had previously approved reliance on the expanded manager-of-managers exemptive relief at the time of the Fund’s commencement of operations, subsequent shareholder approval was not necessary, and the disclosure erroneously indicated that shareholder approval was pending. This disclosure will be revised and updated prior to filing the post-effective amendment under Rule 485(b), to reflect the fact that the Fund’s sole shareholder approved reliance on the expanded authority at the time of the Fund’s commencement of operations.

STATEMENT OF ADDITIONAL INFORMATION

10.	Comment: In the Statement of Additional Information, under “Investment Restrictions,” fundamental investment restriction No. 6 should be revised to refer to the same industry or group of industries. Currently, the restriction only identifies the “same group of industries.”

Response: The Registrant respectfully notes that a fundamental investment restriction cannot be changed except by a vote of shareholders. The Manager will take this comment under consideration the next time that a shareholder vote is solicited.

11.	Comment: The professional information and biographies for the Fund’s Board should include information on other directorships held during the past five years. Please revise the header row of the table which houses this information so that it reads: “Other Directorships Held During Past Five Years.”

Response: The requested revision has been made.

12. :	Comment: With respect to the disclosure pertaining to the deferred compensation arrangements offered to independent Directors, we note that the disclosure states that the deferred fee agreement provides for a rate of return based on the 90-day Treasury bill rate or the daily rate of return of any fund managed by PI and which has been chosen by the Director. Please clarify when the Director must make this election and the terms and conditions under which the election may be changed.

Response: A Director who wishes to participate in the deferred compensation arrangement must make the election at the time the Director initially executes the agreement to defer his/her fees. Thereafter, a Director may rebalance their account at any time. Restrictions exist with respect to changing the amount of the election, which may only be done once per calendar year and becomes effective in the calendar year following the calendar year in which the change is submitted.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel